Filed pursuant to Rule 424(b)(3)
SEC File No. 333-264305

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated April 22, 2022)

6,435,548,000 Ordinary Shares

Represented by 16,088,870 American Depositary Shares

This prospectus supplement updates, amends and supplements the prospectus contained in our Registration Statement on Form F-1, effective as of April 22, 2022 (as supplemented or amended from time to time, the “Prospectus”) (Registration No. 333-264305). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Form 6-K furnished with the Securities and Exchange Commission (the “SEC”) on May 23, 2022, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our ADSs are listed on the Nasdaq Capital Market under the symbol “QNRX”. On May 23, 2022, the closing price for our ADSs on the Nasdaq Capital Market was $0.6299 per ADS.

Investing in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks and uncertainties under the heading “Risk Factors” beginning on page 9 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 23, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022 (No. 1)

Commission File Number 001-37846

QUOIN PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Azrieli Center, Round Tower, 30th Floor

132 Menachem Begin Blvd

Tel Aviv, 6701101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Unaudited Interim Financial Statements as of, and for the period ended, March 31, 2022, and Related Management’s Discussion and Analysis of Financial Condition and Results of Operations

On May 23, 2022, Quoin Pharmaceuticals, Inc. (“Quoin”), a wholly-owned subsidiary of Quoin Pharmaceuticals Ltd. (the “Company”), issued unaudited interim financial statements as of, and for the period ended, March 31, 2022, together with the related Quoin’s Management Discussion and Analysis of Financial Condition and Results of Operations, attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated by reference herein.

The information in this Form 6-K, including the exhibits hereto, shall be incorporated by reference into the Company’s registration statements on Form S-8 (Registration Nos. 333-214817, 333-220015, 333-225003 and 333-232230), on Form F-3 (Registration Nos. 333-219614 and 333-229083).

Exhibits

Exhibit No.	Exhibit
99.1	Unaudited Interim Financial Statements as of, and for the period ended, March 31, 2022

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of, and for the period ended, March 31, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2022	QUOIN PHARMACEUTICALS LTD.

	By:	/s/ Gordon Dunn
	Name:	Gordon Dunn
	Title:	Chief Financial Officer

Exhibit 99.1

QUOIN PHARMACEUTICALS LTD.

Condensed Consolidated Financial Statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021 (unaudited)

QUOIN PHARMACEUTICALS LTD.

Contents

Page

Condensed Financial Statements (Unaudited)

Consolidated Balance Sheets as of March 31, 2022 and December 31, 2021	3

Consolidated Statements of Operations for the three months ended March 31, 2022 and 2021	4

Consolidated Statements of Shareholders’ Deficit as of March 31, 2022 and March 31, 2021	5

Consolidated Statements of Cash Flows for the three months ended March 31, 2022 and 2021	6

Notes to consolidated financial statements	7 - 21

QUOIN PHARMACEUTICALS LTD.

Quoin Pharmaceuticals Ltd.

Consolidated Balance Sheets

	March 31,	December 31,
	2022 (unaudited)	2021
ASSETS
Current assets:
Cash	$5,189,215	$7,482,773
Prepaid expenses	809,466	1,015,474
Total current assets	5,998,681	8,498,247

Intangible assets, net	782,594	808,604
Other assets	50,000	50,000
Total assets	6,831,275	$9,356,851

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$214,684	$923,239
Accrued expenses	2,140,096	1,685,409
Accrued license acquisition	200,000	250,000
Accrued interest	432,170	743,840
Due to officers – short term	600,000	600,000
Warrant liability	-	373,599
Total current liabilities	3,586,950	8,699,819
Due to officers – long term	3,973,733	4,123,732
Total liabilities	7,560,683	8,699,819

Commitments and contingencies

Shareholders' equity (deficit):
Ordinary shares, no par value per share, 12,500,000,000 ordinary shares authorized;	$-	$-
3,354,653,999 (8,386,635 ADSs) ordinary shares issued and outstanding at March 31, 2022 and 3,354,650,799 (8,386,627 ADSs) at December 31, 2021
Treasury Stock, 2,641,693 ordinary shares	(2,932,000)	(2,932,000)
Additional paid in capital	31,955,379	31,659,017
Accumulated deficit	(29,752,787)	(28,069,985)
Total shareholders' equity (deficit)	(729,408)	657,032

Total liabilities and shareholders' equity (deficit)	$6,831,275	$9,356,851

The accompanying footnotes are an integral part of these statements	3

QUOIN PHARMACEUTICALS LTD.

Quoin Pharmaceuticals Ltd

Consolidated Statements of Operations (Unaudited)

Three months ended March 31,

	2022	2021
Operating expenses
General and administrative	$1,588,470	$744,973
Research and development	587,569	56,788
Total operating expenses	2,176,039	801,761

Other expenses (income)
Forgiveness of trade payable	(416,000)	-
Fair value adjustment to convertible notes payable	-	500,000
Change in fair value of warrant liability	(77,237)	2,446,513
Financing expense	-	90,000
Interest expense	-	65,597
Total other expense (income)	(493,237)	3,102,110
Net loss	$(1,682,802)	$(3,903,871)

Loss per ADS and ordinary share
Loss per ADS
Basic	$(0.20)	$(1.30)
Fully-diluted	$(0.20)	$(1.30)

Weighted average number of ADSs outstanding
Basic	8,386,629	3,003,652
Fully-diluted	8,386,629	3,003,652

Loss per ordinary share
Basic	$(0.00)	$(0.00)
Fully-diluted	$(0.00)	$(0.00)

Weighted average number of ordinary shares outstanding
Basic	3,354,651,784	1,201,460,800
Fully-diluted	3,354,651,784	1,201,460,800

The accompanying footnotes are an integral part of these statements	4

QUOIN PHARMACEUTICALS LTD.

Quoin Pharmaceuticals Ltd

Consolidated Statements of Shareholders’ Deficit (unaudited)

Three months ended March 31, 2022 and 2021

	Ordinary Shares	ADSs	No Par Value	Treasury Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balance at December 31, 2020	1,201,460,800	3,003,652	-	-	100.00	(6,607,397)	(6,607,297)
Net loss	-	-	-	-	-	(3,903,871)	(3,903,871)

Balance at March 31, 2021	1,201,460,800	3,003,652	-	$-	$100	(10,511,268)	$(10,511,168)

Balance at December 31, 2021	3,354,650,799	8,386,627	-	$(2,932,000)	$31,659,017	(28,069,986)	$657,032
Net loss	-	-	-	-	-	(1,682,802)	(1,682,802)

Cashless warrant exercise	3,200	8		-	-	-	-
Reclassification of warrant liability upon issuance of Exchange warrant	-	-		-	296,362	-	296,362
Balance at March 31, 2022	3,354,653,999	8,386,635	-	$(2,932,00)	$31,955,379	$(29,752,787)	$(729,408)

The accompanying footnotes are an integral part of these statements	5

QUOIN PHARMACEUTICALS LTD.

Quoin Pharmaceuticals Ltd

Consolidated Statements of Cash Flows (unaudited)

Three months ended March 31,

	2022	2021
Cash flows provided by (used in) operating activities
Net loss	$(1,682,802)	$(3,903,871)
Fair value adjustment to convertible notes payable	-	500,000
Change in fair value of warrant liability	(77,237)	2,446,513
Forgiveness of trade payable	(416,000)	-
Financing expense	-	90,000
Amortization of intangibles	26,010	26,011
Changes in assets and liabilities:
Increase in accounts payable and accrued expenses	162,133	410,533
Decrease in accrued interest	(311,670)	(48,510)
Increase in prepaid expenses	206,008	65,598
Net cash used in operating activities	(2,093,588)	(413,726)

Cash flows used in investing activities
Payment for license acquisition	(50,000)	(142,500)
Net cash used in investing activities	(50,000)	(142,500)

Cash flows provided by (used in) financing activities:
Decrease in deferred offering costs	-	(104,309)
Increase in due to officers	-	139,286
Payments of amounts due to officers	(150,000)	(135,000)
Proceeds from issuance of “Bridge Notes”, net	-	1,410,000

Net cash provided by (used in) financing activities	(150,000)	1,309,977

Net change in cash	(2,293,558)	753,751
Cash - beginning of period	7,482,773	323,832
Cash - end of period	$5,189,215	$1,077,583

Supplemental information:
Reclassification of warrant liability to equity upon issuance of “Exchange Warrants”	$296,362	-

The accompanying footnotes are an integral part of these statements	6

QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

March 31, 2022 and 2021

NOTE 1 – ORGANIZATION, BUSINESS AND BASIS OF PRESENTATION

Quoin Pharmaceuticals Ltd. (“Quoin Ltd. ”or the “Company”), formerly known as Cellect Biotechnology Ltd. (“Cellect”), is the holding company for Quoin Pharmaceuticals, Inc., a Delaware corporation (“Quoin Inc.”). On October 28, 2021, Cellect completed the business combination with Quoin Inc., in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of March 24, 2021 (the “Merger Agreement”), by and among Cellect, Quoin Inc. and CellMSC, Inc., a Delaware corporation and wholly-owned subsidiary of Cellect (“Merger Sub”), pursuant to which Merger Sub merged with and into Quoin Inc., with Quoin Inc. surviving as a wholly-owned subsidiary of Cellect (the “Merger”). Immediately after completion of the Merger, Cellect changed its name to “Quoin Pharmaceuticals Ltd.” The Company has accounted for the transaction as a reverse recapitalization with Quoin Inc. as the accounting acquirer. Because Quoin Inc. is the accounting acquirer, its historical financial statements became the Company’s historical financial statements and such assets and liabilities continued to be recorded at their historical carrying values. The impact of the recapitalization has been retroactively applied to all periods presented. Immediately after the closing of the Merger, there were approximately 8,386,627 American Depositary Shares (“ADSs”) issued and outstanding, with one ADS representing 400 ordinary shares of the Company. The former holders of common stock of Quoin Inc. (including shares delivered to the Investor and the escrow account for the Investor) owned, in the aggregate, approximately 88% of the ordinary shares, with Cellect’s shareholders immediately prior to the Merger owning approximately 12% of ordinary shares.

Quoin Inc. was incorporated in Delaware on March 5, 2018. Quoin Inc. is a specialty pharmaceutical company focused on developing and commercializing therapeutic products that treat rare and orphan diseases. The first lead product is QRX003, a once daily, topical lotion comprised of a broad-spectrum serine protease inhibitor, formulated with the proprietary Invisicare® technology, to treat Netherton Syndrome (NS). In addition, the Company. intends to pursue the clinical development of QRX003 in additional rare dermatological diseases, including Peeling Skin Syndrome, SAM Syndrome and Palmoplantar Keratoderma. To date, no products have been commercialized and revenue has not been generated. The majority of the operating expenses since inception have been associated with completing due diligence on various technologies, asset technology acquisitions, negotiating and finalizing potential funding agreements, costs related to the Merger and building the pipeline of preclinical product candidates. The founders of Quoin Inc. funded all related expenditures through September 2020.

On October 28, 2021, Cellect sold the entire share capital of its subsidiary, Cellect Biotherapeutics Ltd., which essentially included all of Cellect’s then existing net assets, to EnCellX Inc. (“EnCellX”), a newly formed U.S. privately held company based in San Diego, CA (the “Share Transfer”), pursuant to an Amended and Restated Share Transfer Agreement. Quoin Ltd. has no interests in EnCellX subsequent to the closing of the Merger. See Note 12.

On October 28, 2021, the Company completed the private placement transaction with an investor (the “Investor”) for an aggregate purchase price of approximately $17.0 million (comprised of the set off of approximately $5 million of senior secured notes issued in connection with the bridge loan that the Investor previously made to Quoin Inc. and approximately $12 million in cash from the Investor) (the “Primary Financing”). See Note 5.

NOTE 2 - LIQUIDITY RISKS AND UNCERTAINTIES AND GOING CONCERN

The Company has incurred net losses every year since inception and had an accumulated deficit of approximately $30.5 million at March 31, 2022. The Company funded its operations through the issuance of the 2020 Notes (as defined below) and the Bridge Financing (as defined below) prior to the Merger and the Primary Financing completed on October 28, 2021, whereby the Company received funding of approximately $12 million ($10.1 million after offering costs) at the closing of the Merger. Further, the Company expects to receive additional funding through the mandatory exercise provision of the Series C Warrant issued to the Investor effective as of March 13, 2022 which would result in proceeds of approximately $9.5 million. In the event the requirements of the mandatory exercise provision of such warrant are not met (see Note 5), the Company has a written commitment from the Investor to provide funding equal to the $9.5 million expected upon exercise of the Series C Warrant, at prevailing market rates. As such, the Company believes that it has sufficient resources to affect its business plan for at least one year from the issuance of these consolidated financial statements. The Company is also in the process of discussing a line of credit with a bank which has not yet been closed as of the financial statement filing date and is likely to be conditional on additional equity funding which could be satisfied by the aforementioned Investor funding, as well as the achievement of clinical development milestones.

Additional financing will be required to complete the research and development of the Company’s therapeutic targets and its other operating requirements, which may not be available at acceptable terms, if at all. If the Company is unable to obtain the additional funding when it becomes necessary, the development of its product candidates will be impacted and the Company would likely be forced to delay, reduce, or terminate some or all of its development programs, all of which could have a material adverse effect on the Company’s business, results of operations and financial condition.

7

QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

March 31, 2022 and 2021

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements, reflecting the operations of Quoin Inc. since inception and include the accounts of Quoin Ltd. since the date of the Merger. In the opinion of management, such statements include all adjustments (consisting only of normal recurring items) which are considered necessary for a fair presentation of the unaudited condensed consolidated financial statements of the Company as of March 31, 2022 and for the three months then ended. The results of operations for the three months ended March 31, 2022 are not necessarily indicative of the operating results for the full year ending December 31, 2022 or any other period. These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and related disclosures as of December 31, 2021 and for the year then ended which are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021. The Company operates in one segment.

Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could materially differ from those estimates. Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. In addition, other factors may affect estimates, including: expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes and management must select an amount that falls within that range of reasonable estimates.

Reclassifications:

Certain 2021 amounts were reclassified to conform to the current year presentation.  The amount reclassified was $600,000 to separate out short term portion from long term portion for due to officers.

Other risks and uncertainties:

The Company is subject to risks common to development stage biopharmaceutical companies including, but not limited to, new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, product liability, pre-clinical and clinical trial outcome risks, regulatory approval risks, uncertainty of market acceptance and additional financing requirements.

The Company’s products require approval or clearance from the U.S. Food and Drug Administration (“FDA”) prior to commencing commercial sales in the United States. There can be no assurance that the Company’s products will receive all of the required approvals or clearances. Approvals or clearances are also required in foreign jurisdictions in which the Company may license or sell its products.

There can be no assurance that the Company’s products, if approved, will be accepted in the marketplace, nor can there be any assurance that any future products can be developed or manufactured at an acceptable cost and with appropriate performance characteristics, or that such products will be successfully marketed.

The Company is also dependent on several third party suppliers, in some cases single-source suppliers which include the supplier of the active pharmaceutical ingredient (API) as well as the contract manufacturer of the drug substance for the expected clinical development.

A novel strain of coronavirus (“COVID-19”) created a global pandemic, which commenced in 2020. The Company’s operations, to date, have not been dramatically affected by COVID-19. However, the extent of any future impact on the Company’s operational and financial performance will depend on the possibility of a resurgence and resulting severity of COVID-19 with respect to the Company’s access to API and drug product for clinical testing , as well as our ability to safely and efficiently conduct planned clinical trials.

8

QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

March 31, 2022 and 2021

Cash:

The Company considers all highly liquid investments and short-term debt instruments with original maturities of three months or less to be cash equivalents. The Company, from time to time during the periods presented, has had bank account balances in excess of federally insured limits where substantially all cash is held in the United States. The Company has not experienced losses in such accounts. The Company believes that it is not subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Long-lived assets:

Long-lived assets are comprised of acquired technology and licensed rights to use technology, which are considered platform technology with alternative future uses beyond the current products in development. Such intangible assets are being amortized on a straight-line basis over their expected useful life of 10 years.

The Company assesses the impairment for long-lived assets whenever events or circumstances indicate the carrying value may not be recoverable. Factors we consider that could trigger an impairment review include the following:

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business,

•	Significant underperformance relative to expected historical or projected development milestones,

•	Significant negative regulatory or economic trends, and

•	Significant technological changes which could render the platform technology obsolete.

The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value. During the three months ended March 31, 2022 and 2021, there were no impairment indicators which required an impairment loss measurement.

Research and development:

Research and development costs are expensed as incurred. Research and development expenses include personnel costs associated with research and development activities, including third-party contractors to perform research, conduct clinical trials and manufacture drug supplies and materials. The Company accrues for costs incurred by external service providers, including contract research organizations and clinical investigators, based on its estimates of service performed and costs incurred. These estimates include the level of services performed by third parties, patient enrollment in clinical trials when applicable, administrative costs incurred by third parties, and other indicators of the services completed. Based on the timing of amounts invoiced by service providers, the Company may also record payments made to those providers as prepaid expenses that will be recognized as expense in future periods as the related services are rendered.

Income taxes:

The Company accounts for its income taxes using the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company maintains a full valuation allowance on its existing deferred tax assets.

The Company also accounts for uncertain tax positions using the more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the Company’s income tax returns. As of March 31, 2022 and December 31, 2021, the Company had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future. If at any time the Company should record interest and penalties in connection with income taxes, the interest and the penalties will be expensed within the interest and general and administrative expenses, respectively.

9

QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

March 31, 2022 and 2021

Fair value of financial instruments:

The Company considers its cash, accounts payable, accrued expenses and the convertible and bridge notes payable to meet the definition of financial instruments. The convertible and bridge notes payable and related warrants are recorded at fair value, see Notes 4, 5 and 6. The carrying amounts of the remaining financial instruments approximated their fair values due to the short maturities.

The Company measures fair value as required by ASC Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”). ASC Topic 820 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. ASC Topic 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

Earnings (loss) per share:

The Company reports loss per share in accordance with ASC 260-10, Earnings Per Share, which provides for calculation of “basic” and “diluted” earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income or loss available to common shareholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. The calculation of diluted net earnings (loss) per share gives effect to ordinary shares equivalents; however, potential common shares are excluded if their effect is anti-dilutive.

For the three months ended March 31, 2022 and 2021, the number of shares excluded from the diluted net earnings (loss) per share included outstanding options and warrants to purchase 17,495,746 ADSs and 795,857 ADSs, respectively. For the three months ended March 31, 2021, the 64,784 ADS’s issuable upon the conversion of both the Convertible Notes Payable (as defined below) and the 503,088 ADSs issuable upon conversion of the Bridge Notes (as defined below) as well as the warrants issued in connection with both of these convertible instruments are not included in the denominator since their inclusion would be anti-dilutive.

NOTE 4 – CONVERTIBLE NOTES PAYABLE

On October 2, 2020, Quoin Inc. commenced an offering of promissory notes (the “2020 Notes” or “Convertible Notes Payable”) and warrants. The 2020 Notes were issued at a 25% original issue discount and bear interest at a rate of 20% per annum. The 2020 Notes are due one year from their respective dates of issuance. In October through December 2020, Quoin Inc. received an aggregate of approximately $910,000 pursuant to this offering, resulting in the issuance of 2020 Notes with an aggregate face value of $1,213,313 and an original issue discount of $303,333. Approximately 23% of such financing was received from parties who are related to or affiliated with members of Quoin Inc.’s board of directors.

Based upon the terms agreed to in March 2021 in the Primary Financing (see Note 5), the 2020 Notes were mandatorily convertible into 64,784 ADSs in the Primary Financing, subject to adjustment.

The Company elected to account for the Convertible Notes Payable using the fair value model due to the short maturity and likely conversion at the date of the Merger. The fair value of the Convertible Notes Payable was estimated to be approximately $1.2 million at the date of issuance and there was no material change in the fair value from issuance until the conversion to equity on the closing of the Merger or the “Merger date”. At the closing of the Merger, 64,784 ADSs were issued upon the conversion of the principle of the Convertible Notes Payable.

The noteholders also received warrants exercisable at any time after the issuance date for a number of shares of Quoin Inc.’s common stock that equates to 100% of the “as if converted” shares as if the 2020 Notes principal and interest were convertible at the lowest price any securities are sold, convertible, or exercisable into in the Primary Financing or the next round of financing (whichever is lower). The terms of the warrants became measurable and were exercisable for 367,356 ADSs at an initial exercise price of $3.98 per ADS. The Company determined that these warrants met the criteria to be recorded as a liability instrument. Each holder agreed to exchange its warrant for warrants on substantially the same terms as the Investor Exchange Warrants (See Note 5) with the same number of shares issuable upon the exercise of an Exchange Warrant as upon the exercise of the original warrant and the same exercise price as under the original warrant and have a contractual term of 5 years.

10

QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

March 31, 2022 and 2021

Effective March 13, 2022, the Company exchanged the noteholders’ warrants for on the same terms as the Investor Exchange Warrants, exercisable for 367,356 ADSs, in the aggregate, at the exercise price of $3.98 per ADS. The Exchange Warrants have been determined to have equity classification. The change in the fair value of the warrants through the exchange date was included in other income (expense) in the accompanying statement of operations, and then reclassified from liability to additional paid in capital.

In December 2021, the Company concluded that the calculation of ADSs due to the 2020 Noteholders did not account for accrued interest due when the ADSs were issued. The Company’s estimated amount required to settle these obligations was determined to be approximately $744,000 at December 31, 2021, included in Accrued Interest. A total of $312,000 was paid to two of the five 2020 Noteholders during the three months ended March 31, 2022, and the remaining liability is $432,000 as of March 31, 2022. The Company expects to settle the remaining liability during 2022.

Interest expense, at the stated interest rate, recognized in the three months ended March 31, 2022 and 2021 was approximately $0 and $66,000, respectively.

NOTE 5 – BRIDGE FINANCING AND SECURITIES PURCHASE AGREEMENT (PRIMARY FINANCING)

Bridge Financing

In connection with the Merger Agreement and the Securities Purchase Agreement (described below), Quoin Inc. entered into a “Bridge Purchase Agreement” on March 24, 2021 with the Investor, pursuant to which the Investor agreed to purchase, and Quoin Inc. agreed to issue notes (the “Bridge Notes”) in the aggregate principal amount of up to $5,000,000 in exchange for an aggregate purchase price of up to $3,800,000 together with warrants. The Bridge Notes were purchased in three closings: (i) the first purchase of $2,000,000 on March 25, 2021 (Quoin Inc. received proceeds of $1,500,000 less fees of $90,000); (ii) the second purchase of $1,700,000 in April 2021 (Quoin Inc. received proceeds of $1,250,000) ; and (iii) a third purchase of $1,300,000 in May 2021 (Quoin Inc. received proceeds of $1,000,000 less fees of $185,000).

The Bridge Notes were issued with a 25% original issue discount, at an interest rate of 15% per annum and had a maturity date of the earliest to occur of: (i) December 25, 2021, (ii) the date on which Quoin Inc.’s equity is registered under the Exchange Act or is exchanged for equity so registered or (iii) immediately prior to the closing of the Merger.

The Investor and Quoin Inc. agreed that if the Primary Financing is consummated, the Investor may, at its election, offset the purchase price otherwise payable by Investor to Quoin Inc. pursuant to the Securities Purchase Agreement related to the Primary Financing, by an amount equal to the outstanding amount under this Bridge Note, and, upon such set-off, the portion of this Bridge Note shall be deemed to have been paid in its entirety and all obligations thereunder shall be deemed to be fully satisfied without any further obligations on, or liability to, Quoin Inc.

The Company elected to account for the Bridge Notes using the fair value model due to the short maturity and likely conversion at the closing of the Merger. The cumulative fair value of the Bridge Notes was estimated to be approximately $5,000,000 at the date of issuances. The Bridge Notes were offset against the purchase price under the Securities Purchase Agreement related to the Primary Financing and converted into 1,257,721 ADSs (including shares held in escrow for the benefit of the Investor) upon the closing of the Primary Financing. The accrued interest, amounting to $393,611, was paid in cash at the Merger date. Interest expense, at the stated interest rate, recognized in the three months ended March 31, 2022 and 2021 was $0 and $4,900, respectively.

Bridge Warrants

Upon the funding of each Bridge Note tranches described above, the Investor received warrants (the “Bridge Warrants”) to purchase a number of shares of Quoin Inc.’s common stock equal to the aggregate principal amount of the Bridge Notes. The Bridge Warrants had a term of five years from the date all of the shares underlying the Bridge Warrants are freely tradable. Quoin Inc. issued a total of 1,238,429 Bridge Warrants in the year ended December 31, 2021.

Following the closing date of the Merger, on each of the tenth trading day, the forty-fifth day, the ninetieth day, and the one hundred thirty-fifth day thereafter (each, a “Reset Date”), if the initial exercise price of the Bridge Warrants is greater than the arithmetic average of 85% of the three lowest weighted average prices of the post-Merger ordinary shares of the combined company during the ten trading day period immediately preceding the applicable Reset Date (the “Reset Price”), the exercise price of the Bridge Warrants will be reset to the Reset Price. Furthermore, the number of shares underlying Bridge Warrants will be adjusted such that the aggregate number of shares of common stock issuable to the Investor reflects the Reset Price instead of the initial exercise price. Adjustments to the exercise price and number of warrant shares are available to the Investor until the second anniversary of the Registration Date, as defined in the Bridge Warrants. Upon the occurrence of a Fundamental transaction, as defined in the Bridge Warrants, the warrant holder has the right to elect a cash settlement for the value of the warrant based on the Black Scholes options pricing model.

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QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

March 31, 2022 and 2021

The Company determined that the warrants met the criteria to be recorded as a liability instrument through the exchange date on the closing of the Primary Financing. The fair value of warrants was determined by a MonteCarlo simulation model to be approximately $1.6 million at the date of issuance of the 495,374 warrants in connection with the first closing and $2.2 million at the date of issuance of the 743,055 (post exchange ratio) in connection with the second and third closing of the Bridge Notes. See Note 6.

Upon the closing of the Primary Financing, the Bridge Warrants were exchanged for warrants to purchase 1,238,429 ADSs at a fixed per share exercise price of $3.98 (“Investor Exchange Warrants”), as amended, which replaced the reset provisions and modified the fundamental transaction requirements of the Bridge Warrants. The Investor Exchange Warrants and ordinary shares underlying the Investor Exchange Warrants were registered with the SEC on the Registration Statement on Form F-4.

Primary Financing

On October 28, 2021, the Company completed the private placement transaction with the Investor for an aggregate purchase price of approximately $17.0 million (comprised of (x) the set off of approximately $5 million of Bridge Notes, and (y) approximately $12 million in cash from the Investor) (the “Primary Financing”), and the Investor paid the Company approximately $11,504,000, which was net of $393,611 in accrued interest on the Bridge Notes. The Company incurred an additional approximate $1.4 million in costs associated with the Primary Financing, which resulted in the net proceeds of approximately $10.1 million. The Company issued 4,276,252 ADSs to the Investor.

Quoin Ltd. also was required to issue to the Investor, effective as of March 13, 2022, the 136th day following the consummation of the Merger (i) Series A Warrant to purchase 4,276,252 ADSs (the “Series A Warrant”) (ii) Series B Warrant to purchase 4,276,252 ADSs (the “Series B Warrant”) and (iii) Series C Warrant to purchase 2,389,670 ADSs (“Series C Warrant” and, together with the Series A Warrant and Series B Warrant, the “Investor Warrants”). The exercise price for the Investor Warrants is $3.98 per ADS, with Series A Warrant having a five-year maturity, and Series B Warrant and Series C Warrant having a two-year maturity. The Company has the right to require the mandatory exercise of the Series C Warrant, subject to an effective registration statement being in place for the resale of the shares underlying such warrants and the satisfaction of equity market conditions, as defined in the Series C Warrant. As of the financial statement filing date, the registration statement was declared effective by the Securities and Exchange Commission, but not all of the market related conditions were met. Upon the exercise of the Series C Warrant in full, the Investor would also be granted an additional Series A Warrant to purchase 2,389,670 ADSs and an additional Series B Warrant to purchase 2,389,670 ADSs at an exercise price of $3.98 per ADS.

NOTE 6 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company applies fair value accounting for all assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. For certain instruments, including cash and cash equivalents, accounts payable, and accrued expenses, it was estimated that the carrying amount approximated fair value because of the short maturities of these instruments.

Fair value is estimated using various valuation models, which utilize certain inputs and assumptions that market participants would use in pricing the asset or liability. The inputs and assumptions used in valuation models are classified in the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Quoted market prices for similar instruments in an active market; quoted prices for identical or similar assets and liabilities in markets that are not active; and model-derived valuations inputs of which are observable and can be corroborated by market data.

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QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

March 31, 2022 and 2021

Level 3: Unobservable inputs and assumptions that are supported by little or no market activity and that are significant to the fair value of the asset and liability. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining the appropriate hierarchy levels, the Company analyzes the assets and liabilities that are subject to fair value disclosure. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

The significant estimates used in the determining the fair value of the 2020 Notes warrants (Note 4) were as follows:

	03/13/2022	12/31/2021
Stock price	$1.48	$1.82
Initial exercise price	$3.98	$3.98
Contractual Term	5.0	5.0
Volatility	91.5%	89.2%
Discount rate	1.94%	1.26%

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis by fair value hierarchy at December 31, 2021 (none at March 31, 2022):

December 31, 2021	Level 1	Level 2	Level 3	Total
2020 Notes warrants	—	—	$373,599	$373,599
Total Warrant Liability	—	—	$373,599	$373,599

The following shows the movement of the warrant liability balance during 2021 and the three months ended March 31, 2022.

	Bridge Financing	2020 Note
	Warrants	Warrants
Beginning Balance January 1, 2021	$—	$—
Warrant value at issuance (recorded as warrant liability expense)	3,783,079	894,113
Change in Fair value of warrants	8,627,651	(520,514)
Reclassification of warrant liability to an equity instrument	(12,410,730)	—
Ending Balance December 31, 2021	$—	$373,599

Change in Fair value of warrants	—	(77,237)
Reclassification of warrant liability to an equity instrument	—	(296,362)
Ending Balance March 31, 2022	$—	$—

The Investor Exchange Warrant issued to the Investor on the Merger date was determined to be an equity-classified instrument, and accordingly the warrant liability on such date of $12,410,730 was reclassified to additional paid in capital. The Exchange Warrants issued to the 2020 Noteholders effective as of March 13, 2022 were determined to be an equity-classified instrument, and accordingly the warrant liability on such date of $296,262 was reclassified to additional paid in capital on that date.

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QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

March 31, 2022 and 2021

NOTE 7 – PREPAID EXPENSES

Prepaid expenses are as follows:

	March 31,	December 31,
	2022	2021
Prepaid R&D costs	$329,033	$329,033
Prepaid insurance	478,933	684,191
Prepaid other expenses	1,500	2,250
Total	$809,466	$1,015,474

NOTE 8 - ACCRUED EXPENSES

Accrued expenses are as follows:

	March 31,	December 31,
	2022	2021
Professional fees	$467,167	$144,377
Investor Relation firm fees (note 12)	168,000	584,000
Payroll taxes (note 11)	168,075	199,582
Payroll (note 11)	776,802	557,937
Research contract expenses (note 12)	486,853	193,537
Other expenses	73,198	5,976
Total	$2,140,095	$1,685,409

NOTE 9 – ASSET ACQUISITION AND IN-LICENSED TECHNOLOGY

Polytherapeutics

On March 24, 2018, Quoin Inc. entered into a securities purchase agreement (the “Acquisition Agreement”), in which it agreed to acquire all of the equity interests in Polytherapeutics, Inc. (the “Seller” or “Polytherapeutics”) for $40,833 and future royalties provided Quoin Inc. commercializes products using the technology developed by the Seller. The terms of any royalty payments to the Seller are 4.0% of the net revenue of royalty products, as defined in the Acquisition Agreement, received by Quoin Inc. during the ten (10) year period commencing from the date of first sale of a royalty product. If a generic product is introduced by a third party to the market, during the royalty period, the royalty fees shall be reduced from 4% to 2%. If, during the royalty period, two or more generic products are introduced, the royalty fees shall be reduced from 2% to 0%.

The Seller had the option to repurchase the intellectual property for $100,000 if there were no products in clinical development using such technology. The repurchase option was not exercised and has lapsed.

Quoin Inc. also entered into a research and consulting agreement which commits Quoin Inc. to pay the Seller for additional research and development consulting services (See Notes 12 and 15).

Skinvisible:

On October 17, 2019, Quoin Inc. entered into an exclusive license agreement with Skinvisible Inc. (“Skinvisible”), pursuant to which Skinvisible granted a license to use certain patented technology for the development of products for commercial sale in the orphan rare skin disease field, and for the use of a proprietary polymer deliver system technology. This technology is currently being used in the development of QRX003. In exchange for the license, Quoin Inc. agreed to pay Skinvisible $1,000,000, as well as development and sales milestone payments and a single digit royalty on all net sales, as defined.

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QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

March 31, 2022 and 2021

The development milestones originally required payments upon achieving development milestones for the first Rare Skin Disease drug product developed using the licensed technology and the first two Ketamine products, as defined. Payments were originally due upon successful completions of certain clinical milestones ($7.5 million) and obtaining US and EU regulatory approval ($15 million). The sales milestones required for every licensed product commercialized by Quoin Inc. are $10 million upon achievement of $100 million in sales being achieved in the annual period; $25 million upon achievement of $250 million in sales and $50 million upon the achievement of $400 million in sales in an annual period. On January 27, 2021, Quoin Inc. and Skinvisible entered into an amendment which modified the clinical milestone payment requirements such that $750,000 would be payable to Skinvisible upon achievement of specified clinical milestones, and $21.75 million upon regulatory approval in the U.S. and EU respectively. No development milestones, sales milestones or royalty payments were due through March 31, 2022.

The agreement has a termination clause that is triggered if no product has commenced clinical testing 12 months after the date of the agreement or the latest subsequent amendment.

On April 19, 2021, Quoin Inc. and Skinvisible entered into another amendment which established the development deadline as December 31, 2022. Should the Company not commence clinical testing as defined by the development deadline, the license agreement will terminate immediately except in certain circumstances as specified in the agreement.

The license fee was originally due in two equal installments of $500,000 payable no later than December 31, 2019 and June 30, 2020, which were not paid. The agreement was subsequently amended several times to extend the payment due dates. On June 21, 2021, the parties entered into the most recent amendment which modified the payment terms and required a payment of $107,500 on June 26, 2021, a payment of $250,000 within 10 days of the Primary Financing, and the remaining $250,000 upon the earlier of approval of an Investigatory New Drug application by the FDA or December 31, 2021. This amendment also eliminated the $750,000 clinical milestone payments described above and reduced the milestone payment upon regulatory approval of the product containing the Skinvisible technology in either the U.S. or E.U., whichever happens first to a total of $5,000,000.

At March 31, 2022 and December 31, 2021, the license acquisition liability due was $200,000 and $250,000, respectively. The $200,000 license acquisition liability was paid in May 2022.

NOTE 10 - INTANGIBLE ASSETS

Intangible assets are as follows:

	March 31,	December 31,
	2022	2021
Acquired technology – Polytherapeutics	$40,433	$40,433
Technology license – Skinvisible	1,000,000	1,000,000
Total cost	1,040,433	1,040,433
Accumulated amortization	(257,839)	(231,829)
Net book value	$782,594	$808,604

The Company recorded amortization expense of approximately $26,010 for all three months ended March 31, 2022 and 2021, respectively. Amortization expense for each of the next 5 years is expected to be approximately $104,000, and then approximately $288,000 thereafter.

NOTE 11 - RELATED PARTY TRANSACTIONS

Employment Agreements and Due to Officers/Founders:

In March 2018, Quoin Inc. executed employment agreements with both of its officers who are also co-founders of Quoin Inc. The employment agreements for both officers/founders allow for a onetime expense that covers the salaries they would have otherwise been paid for efforts they undertook in the periods since inception. The salaries and benefits allowances provided for under the employment agreements began to accrue as the services were being provided by the officers/founders and are included in Due to Officers on the accompanying balance sheet.

Amounts due to the officers/founders consist of amounts specified in the employment agreements since inception through March 31, 2022 as well as reimbursable travel expenses and other amounts paid by them to third parties on behalf of Quoin Inc. The Company repaid $150,000 and $135,000 of such amounts due to officers/founders in the three months ended March 31, 2022 and 2021, respectively. Since the Merger closing, the Company has been repaying amounts due to officers/founders at a rate of $25,000 each per month.

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QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

March 31, 2022 and 2021

Amounts due to officers aat March 31, 2022 and December 31, 2021 consisted of the following:

	March 31,	December 31,
	2022	2021
Salaries and allowances	$4,108,500	4,108,500
Invoices paid on behalf of the Company	465,232	615,232
Total	4,573,732	4,723,732
Less: Short-term portion	(600,000)	(600,000)
Long-term portion	$3,973,732	$4,123,732

For the three months ended March 31, 2022, the Company incurred $12,000 of research and development expense to a related party.

See Note 4 for related party debt and Note 12 for employment agreements.

NOTE 12 – RESEARCH, CONSULTING AGREEMENTS AND COMMITMENTS

Research and consulting agreement:

Quoin Inc. entered into a research and consulting agreement (the “Research Agreement”) which commits it to pay the former owner of Polytherapeutics (the “Consultant” or “Seller”) to transfer the technical know-how of Polytherapeutics with respect to (i) good manufacturing practices (“GMP”), clinical and commercial manufacturing of the Company’s PolyDur polymer and (ii) formulation development of products utilizing the Company’s PharmaDur polymer (See Note 9). The agreement required monthly consulting payments of $20,833 beginning on July 31, 2018 and ending February 28, 2021 (the “Post-Closing Period”) for a total of $666,667 over the consulting period. Pursuant to an amendment, the Post-Closing Period was revised to terminate on December 31, 2020.

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QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

March 31, 2022 and 2021

Through March 31, 2022 and the financial statement issuance date, the Company has not made any payments, the Consultant has not performed any services and the Company has not incurred or accrued for any expenses. See Note 15 for Consultant’s notification of breach of contract.

Other research consulting agreements:

Quoin Inc. entered into three consulting agreements with Axella Research LLC (“Axella”) to provide regulatory and pre- clinical/clinical services to the Company with respect to QRX003 and QRX004. The combined fees of the three agreements are approximately $270,000, payable as milestones under the three agreements are met. Quoin Inc. has also engaged Axella for additional services pursuant to separate work orders. Further, Quoin Inc. has two options to pay the milestones due 1) one half in equity of Quoin Inc. (at a pre-negotiated valuation) and one-half in cash or 2) entirely in cash, in which case a discount of approximately 20% would be applicable. The Company incurred no research and development expenses, in connection with these agreements, for both of the three months ended March 31, 2022 and 2021, as no services were provided. However, the Company has accrued expenses of $193,537 at both March 31, 2022 and December 31, 2021.

In November 2020, Quoin Inc. entered into a Master Service Agreement for an initial term of three years with Therapeutics Inc. for managing preclinical and clinical development for new products in the field of dermatology. The agreement required the execution of individual work orders. Quoin Inc. may terminate any work order for any reason with 90 days written notice subject to costs incurred through termination and a defined termination fee, unless there is a material breach by Therapeutics Inc. The first work order was entered into in late 2020 for a clinical study at an expected estimated cost of approximately $3.5 million and expected timing through the first quarter of 2023. For the three months ended March 31, 2022, and March 31, 2021, the Company incurred a research and development expense under this agreement of approximately $185,000 and $0, respectively.

In November 2021, the Company entered into a commitment for research related services associated with Netherton Syndrome of approximately $250,000 for an expected period of eighteen months. For the three months ended March 31, 2022, the Company did not incur any research and development costs related to this agreement.

Consulting agreement:

Quoin Inc. entered into a consulting agreement with an Investor Relations (IR) firm, which provides for a monthly fee of $14,000. The agreement had an automatic annual renewal clause and has been in effect since November 2017. The Company owed the IR firm $584,000 as of December 31, 2021, which was included in accrued expenses in the accompanying balance sheet. In March 2022, the Company entered into a settlement agreement with the IR firm reducing the liability to $168,000, and recognized $416,000 as other income in the consolidated statement of operations.

Employment agreements:

The employment agreements entered into by Quoin Inc. with its two founders/officers provide for a combined base salary, including monthly allowances, of $996,000 per annum, a discretionary bonus and certain allowances and benefits. In the event of termination of the two founders/officers for reason other than cause, as defined in the employment agreements, the founders shall be entitled to two years of based salary and bonus.

In November 2021, the Company appointed and entered into an employment agreement with its Chief Financial Officer which provides for a base salary of $360,000 per annum, a discretionary bonus and certain allowances and benefits.

In November 2021, the Board of Directors of the Company approved amendments to the employment agreements increasing base level compensation by 10% for the two founders and increasing the annual target discretionary bonus to less than 45% of base salary for the two founders and the Chief Financial Officer. Further a transaction bonus related to the closing of the Merger and private placements aggregating approximately $324,000 was paid to the two founders in November 2021. See Note 16 describing subsequent shareholder approval of the employment agreements of the two founders/officers.

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QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

March 31, 2022 and 2021

Performance milestones and Royalties:

See Note 9 for asset and in-licensed technology commitments.

Merger agreement commitment:

In consideration for the Share Transfer disclosed in Note 1, the pre-closing Cellect shareholders received a contingent value right (“CVR”) entitling the holders to earnouts during the Payment Period (as such term is defined in the Share Transfer Agreement), comprised mainly of payments upon sale, milestone payments, license fees and exit fees realized by EnCellX. In order to secure such right, shares constituting 40% of EnCellX share capital are held in escrow . In connection with the Share Transfer, Cellect entered into a CVR Agreement with Mr. Eyal Leibovitz, in the capacity of Representative for the holders of CVRs, and Computershare Trust Company, N.A., a federally chartered trust company (the “Rights Agent”). Under the terms of the CVR Agreement, the holders of the Cellect ADSs immediately prior to the Merger had the right to receive, through their ownership of CVRs, their pro-rata share of the net Share Transfer consideration, making such holders of CVRs the indirect beneficiaries of the net payments under the Share Transfer. CVRs were recorded in a register administered by the Rights Agent but were not certificated. Since the Company will not receive any net proceeds from the CVR’s, there is no asset or liability recorded in the consolidated financial statements.

NOTE 13 – SHAREHOLDERS’ EQUITY AND SHARE OWNERSHIP AND RIGHTS

Quoin Inc.

Quoin Inc.’s authorized capital stock consisted of 10,000 shares of common stock. On March 5, 2018, in connection with the incorporation as a Delaware corporation, Quoin Inc. issued 100 shares for a consideration of $100 split equally between the two founders and officers of Quoin Inc. In connection with the Merger transaction, the two founders exchanged their shares in Quoin Inc. for 3,003,652 ADSs in Quoin Ltd., which was subsequently reduced to 2,804,850 shares in May 2022 following the determination of the number of shares held in escrow allocated to certain former shareholders of Cellect. All share and per share amounts have been adjusted to reflect this recapitalization.

Quoin Ltd.

The Company held a Special General Meeting on February 28, 2022, at which the Company’s shareholders adopted the Amended and Restated Articles of Association of the Company.

As of March 31, 2022, Quoin Ltd.’s authorized share capital consisted of 12,500,000,000 ordinary shares, no par value (see Note 16 for subsequent increase in authorized share capital). These ordinary shares are not redeemable and do not have any preemptive rights. However, the Investor has certain approval rights in connection with the issuance of additional shares. Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholders meeting. The board of directors shall determine and provide a record date for each shareholders meeting and all shareholders at such record date may vote. Unless stipulated differently in the Companies Law or in the articles of association, all shareholders’ resolutions shall be approved by a simple majority vote.

Under Israeli law, the Company may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of distribution. In the event that the Company does not have retained earnings or earnings generated over the two most recent years legally available for distribution, the Company may seek the approval of the court in order to distribute a dividend. The court may approve our request if it determines that there is no reasonable concern that the payment of a dividend will prevent the Company from satisfying our existing and foreseeable obligations as they become due.

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QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

March 31, 2022 and 2021

The Bank of New York Mellon, as depositary, has registered and delivered American Depositary Shares, also referred to as ADSs. Each ADS represents four hundred (400) ordinary shares (or a right to receive four hundred (400) ordinary shares). Each ADS will also represent any other securities, cash or other property which may be held by the depositary. ADSs may be held either (a) directly (1) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs or (2) by having uncertificated ADSs, or (b) indirectly by holding a security entitlement in ADSs through a broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC.

Warrants and Options.

The following table summarizes warrant activities (excluding Cellect options, see Note 1 below) during the year ended December 31, 2021 and the three months ended March 31, 2022:

	ADSs Underlying Warrants	Weighted Average Exercise Price
Outstanding at December 31, 2020	-	-
Granted	1,605,785	$3.98
Assumed as part of Merger	110,263	11.00
Exercised	-	-
Forfeited/cancelled	-	-
Outstanding at December 31, 2021	1,716,048	4.43
Granted	15,721,514	3.98
Exercised – cashless	(8)
Forfeited/cancelled	-
Outstanding at March 31, 2022	17,437,554	$4.02

The following vested stock options and warrants were outstanding at March 31, 2022, exercisable into ADSs:

	ADSs	Exercise Price	Year of maturity
Warrants held by 2020 noteholders	367,356	$3.98	2027
Exchange warrant held by Investor	1,238,429	$3.98	2026
Warrants held by former Cellect warrantholders	110,255	$11.00	2024
Options held by former Cellect optionholders(1)	58,192	$8.60-93.60	2022
Series A warrants held by Investor (2)(4)	6,665,922	$3.98	2027
Series B warrants held by Investor (2)(3)(4)	6,665,922	$3.98	2024
Series C warrants held by Investor (2)	2,389,670	$3.98	2024
Total	17,495,746

1)	The options held by former Cellect optionholders fully vested at the closing of the Merger and expire between April and October 2022. The incremental fair value of the stock options at the closing of the Merger was not significant. The options were issued under the Cellect Ltd. Employee Shares Incentive Plan (the “2014 Plan”). During the quarter ended March 31, 2022, 13,604 options expired unexercised. The 2014 Plan was amended and restated and initial grants were made to Company officers and directors, approved at the Company Annual General Meeting held on April 12, 2022. See Note 16.

2)	Equity-classified warrants issued effective as of March 13, 2022 pursuant to the Primary Financing requirements.

3)	The Series B Warrant provides for alternate cashless exercise pursuant to which the Investor has the sole option as elected by the Investor to receive 1.0 ADS for each warrant share being exercised in such cashless exercise (see Note 16).

4)	The Company expects to issue additional Series A and Series B Warrants, each to purchase 2,389,670 ADSs to the Investor upon exercise of the Series C Warrant, which are included in the totals in the table above.

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QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

March 31, 2022 and 2021

The intrinsic value of outstanding warrants and options at March 31, 2022 was negligible.

In March 2022, the board of directors of the Company approved the Amended and Restated Equity Incentive Plan (the “Amended Plan”) which increased the number of ordinary shares reserved for issuance under such equity incentive plan to 15% of the Company’s outstanding ordinary shares on a fully-diluted basis, or 1,826,991,616 ordinary shares, represented by 4,567,479 ADSs as of March 31, 2022. The board of directors further approved the award of options to Officers and Directors in aggregate to purchase 3,957,142 ADSs under the Amended Plan, and annual discretionary bonuses for Officers of $472,500 in aggregate. The Amended Plan and certain individual option grants and bonuses were subject to shareholder approval at our Annual General Meeting, as described in Note 16

NOTE 14 – CONTINGENCIES

From time to time, the Company may become involved in various legal matters arising in the ordinary course of business. Management is unaware of any matters requiring accrual for related losses in the financial statements.

In February 2020, the seller of the equity interests in Polytherapeutics and party to the Research Agreement communicated with Quoin Inc. threatening litigation for non-payment and related breach of contract and immediate payment of all monthly payments in the amount of $666,667. See Notes 9 and 12. The Consultant has not provided any services and has not complied with other technical requirements under the Research Agreement, and therefore is considered to be in breach of contract. The Company and the Consultant have had communications with respect to the duration, commencement date and payment of the consulting services, but a revised agreement has not been reached. No lawsuits have been filed as of the financial statement issuance date. Should a formal claim or lawsuit be filed, the Company believes it has meritorious defenses.

NOTE 15 – LICENSE AGREEMENTS

In November and December 2021, the Company entered into three license and supply agreements, whereby the Company is entitled to a royalty or other proceeds from the specified product revenues in select non-US markets from the licensee, if and when the underlying products are approved and commercialized. During three months ended March 31, 2022, the Company entered into four license and supply agreements, whereby the Company will receive a royalty or other proceeds from the specified product revenues in select non-US markets from the licensor, if and when the underlying products are approved and commercialized. No royalty revenues have been received through March 31, 2022 under any of these agreements.

NOTE 16 - SUBSEQUENT EVENTS

The Company held its Annual General Meeting on April 12, 2022, and which the Company’s shareholders approved, among other items, the following:

•	The increase in authorized share capital from 12.5 billion to 50 billion ordinary shares.
•	Modification of the annual compensation of the two founders to a combined base salary of $990,000 and to increase the annual discretionary bonus to not less than 45% of the annual base salary.
•	Repayment of amounts due to officers/founders at a rate of $25,000 each per month.
•	The grant of an option to purchase up to 1,071,429 ADSs to each of the two founders under the Amended Plan, at an exercise price per ADS of $1.40, to vest over a four-year period.
•	The grant of an option to purchase 117,857 ADSs to each non-employee director under the Amended Plan at an exercise price per ADS of $1.40, to vest over a three-year period, and (as an annual grant for 2022) an option to purchase 42,857 ADSs at an exercise price per ADS of $1.40, to vest over a three-year period.

20

QUOIN PHARMACEUTICALS LTD.

Notes to Consolidated Financial Statements

March 31, 2022 and 2021

On April 22, 2022, the Company received a letter from the Listing Qualifications staff of The Nasdaq Stock Market, LLC (“Nasdaq”) notifying the Company that it is no longer in compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. Nasdaq Rule 5550(b)(1) requires listed companies to maintain stockholders’ equity of at least $2.5 million. In addition, as of April 21, 2022, the Company did not meet the alternative continued listing requirements based on market value of listed securities or net income from continuing operations. In accordance with Nasdaq Rule 5810(c)(2)(A), the Company has 45 calendar days, or until June 6, 2022, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the letter to evidence compliance. The notification letter has no immediate effect on the Company's listing on the Nasdaq Capital Market. The Company is working on a plan to regain compliance, and it is currently in discussions with the Investor regarding the additional funding that the Company expects to receive through the mandatory exercise provision of the Series C Warrant issued to the Investor as of March 13, 2022 which would result in gross proceeds of approximately $9.5 million. In the event the requirements of the mandatory exercise provision of such warrant are not met, the Company has a commitment from the Investor to provide funding equal to $9.5 million expected upon exercise of the Series C Warrant, at prevailing market rates. Although there is no assurance, the Company believes that the receipt of gross proceeds of approximately $9.5 million from the Investor either upon the exercise of Series C Warrant or from the Investor’s funding, subject to the terms to be negotiated with the Investor, is likely to meet Nasdaq continued listing requirement to maintain stockholders’ equity of at least $2.5 million.

In April 2022, the Investor exercised a portion of the Series B Warrant pursuant to the alternate cashless exercise rights of such warrant, which give the Investor the sole option as elected by the Investor to receive 1.0 ADS for each warrant share being exercised in such cashless exercise, resulting in the issuance of a total of 1,648,000 ADSs to the Investor, representing 659,200,000 ordinary shares. As of the date of the issuance of this financial statements on May 23, 2022, the Company had 4,013,853,999 ordinary shares outstanding, 99.9% of which are represented by 10,034,633 ADSs.

21

Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes, which are included elsewhere in this Form 6-K, and our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2021 (“Form 20-F”) that was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 14, 2022. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), reflect the operations of Quoin Pharmaceuticals Inc. (“Quoint Inc.”) since inception and include the accounts of Quoin Ltd. since the closing of the Merger (as defined below). Unless context indicates or suggests otherwise, “we”, “our”, “us”, “Quoin Ltd.” and the “Company” in this section refers to the consolidated operations of Quoin Pharmaceuticals Ltd.

Forward-Looking Statements

Certain information included in this discussion and analysis of our financial condition and results of operations may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

•	our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

•	our limited operating history and the difficulties encountered by a small developing company;

•	our lack of revenue generated from product sales since inception, and potential inability to be profitable;

•	uncertainties of cash flows and inability to meet working capital needs;

•	our ability to obtain regulatory approvals;

•	our ability to obtain favorable pre-clinical and clinical trial results;

•	the requirements of being publicly traded may strain our resources;

•	our ability to comply with the applicable continued listing requirements of Nasdaq;

•	the potential volatility of the market price for our ADSs;

•	the potential dilution of our shareholders’ potential ownership due to future issuances of share capital;

•	the requirement for holders of ADSs to act through the depositary to exercise their rights;

•	the potential limitations on ADS holders with respect to the transfer of their ADSs; and

•	other factors referred to in section “Risk Factors” in this prospectus and in the “Risk Factors” section in Item 3.D. of our Form 20-F.

All forward-looking statements contained herein speak only as of the date of this Form 6-K and are expressly qualified in their entirety by the cautionary statements included in this section. We do not undertake to update or revise forward-looking statements to reflect events or circumstances that arise after the date on which such statements are made or to reflect the occurrence of unanticipated events, except as required by law. In evaluating forward-looking statements, you should consider these risks and uncertainties and not place undue reliance on our forward-looking statements..

Overview

We are an emerging pharmaceutical company dedicated to the development and commercialization of therapeutic products that treat rare and orphan diseases for which there are currently no approved treatments. Quoin’s first lead product, QRX003, is a once daily topical lotion which is under development as a potential treatment for Netherton Syndrome, a rare hereditary skin disease. In addition to Netherton Syndrome, we intend to pursue the clinical development of QRX003 in other rare dermatological diseases including Peeling Skin Syndrome, SAM Syndrome and Palmoplantar Keratoderma.

Our objective is to develop and commercialize proprietary therapeutic drug products. To this effect, we intend to develop and seek marketing approvals from the FDA and other worldwide regulatory bodies for rare and orphan diseases. To achieve these objectives, we plan to:

•	seek the necessary regulatory approvals to complete the clinical development of QRX003 and, if successful, file for marketing approval in the United States and other territories;

•	prepare to commercialize QRX003 by establishing our own sales infrastructure in the U.S. and Europe and entering into distribution partnerships in other territories such as Canada, Australia, the Middle East and Asia; and

•	Pursue business development activities by seeking partnering, licensing, merger and acquisition opportunities or other transactions to further expand our pipeline and drug-development capabilities and which take advantage of our financial resources for the benefit of increasing stockholder value.

A novel strain of coronavirus (“COVID-19”) created a global pandemic, which commenced in 2020. The Company’s operations, to date, have not been dramatically affected by COVID-19. However, the extent of any future impact on the Company’s operational and financial performance will depend on the possibility of a resurgence and resulting severity of COVID-19 with respect to the Company’s access to API and drugproduct for clinical testing , as well as our ability to safely and efficiently conduct planned clinical trials.

We do not expect to generate revenue from product sales unless and until we successfully complete development and obtain marketing approval for one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we will need to raise additional capital prior to the commercialization of QRX003 or any other product candidate. Until such time, if ever, as we can generate substantial revenue from product sales, we expect to finance our operating activities through a combination of equity offerings, debt financings, or other third-party funding, commercialization, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop our product candidates.

Key Recent Events

On April 22, 2022, the Company received a letter from the Listing Qualifications staff of The Nasdaq Stock Market, LLC (“Nasdaq”) notifying the Company that it is no longer in compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market. Nasdaq Rule 5550(b)(1) requires listed companies to maintain stockholders’ equity of at least $2.5 million. In addition, as of April 21, 2022, the Company did not meet the alternative continued listing requirements based on market value of listed securities or net income from continuing operations. In accordance with Nasdaq Rule 5810(c)(2)(A), the Company has 45 calendar days, or until June 6, 2022, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the letter to evidence compliance. The notification letter has no immediate effect on the Company's listing on the Nasdaq Capital Market. The Company is working on a plan to regain compliance, and it is currently in discussions with the Investor regarding the additional funding that the Company expects to receive through the mandatory exercise provision of the Series C Warrant issued to Altium Growth Fund, LP (“the Investor”) as of March 13, 2022 which would result in gross proceeds of approximately $9.5 million. In the event the requirements of the mandatory exercise provision of such warrant are not met, the Company has a commitment from the Investor to provide funding equal to $9,500,000 expected upon exercise of the Series C Warrant, at prevailing market rates. Although there is no assurance, the Company believes that the receipt of gross proceeds of approximately $9.5 million from the Investor either upon the exercise of Series C Warrant or from the Investor’s funding, subject to the terms to be negotiated with the Investor, is likely to to meet Nasdaq continued listing requirement to maintain stockholders’ equity of at least $2,500,000.

In April 2022, the Investor exercised a portion of the Series B Warrant pursuant to the alternate cashless exercise rights of such warrants, pursuant to which the Investor thas the sole option as elected by the Investor to receive 1.0 ADS for each warrant share being exercised in such cashless exercise, resulting in the issuance of a total of 1,648,000 ADSs to the Investor, representing 659,200,000 ordinary shares. As of the date of the issuance of this financial statements on May 23, 2022, the Company had 4,013,853,999 ordinary shares outstanding, 99.9% of which are represented by 10,034,633 ADSs.

The Company held its Annual General Meeting on April 12, 2022, and which the Company’s shareholders approved, among other items, the following:

•	The increase in authorized share capital from 12.5 billion to 50 billion ordinary shares.

•	Modification of the annual compensation of the two founders to a combined base salary of $990,000 and to increase the annual discretionary bonus to not less than 45% of the annual base salary.

•	Repayment of amounts due to the two founders at a rate of $25,000 each per month.

•	The grant of an option to purchase up to 1,071,429 ADSs to each of the two founders under the Amended Plan, at an exercise price per ADS of $1.40, to vest over a four-year period.

•	The grant of an option to purchase 117,857 ADSs to each non-employee director under the Amended Plan at an exercise price per ADS of $1.40, to vest over a three-year period, and (as an annual grant for 2022) an option to purchase 42,857 ADSs at an exercise price per ADS of $1.40, to vest over a three-year period.

In March 2022, the board of directors of the Company approved the Amended and Restated Equity Incentive Plan (the “Amended Plan”) which increased the number of ordinary shares reserved for issuance under such equity incentive plan to 15% of the Company’s outstanding ordinary shares on a fully-diluted basis, or 1,826,991,616 ordinary shares, represented by 4,567,479 ADSs as of March 31, 2022. The board of directors further approved the award of options to Officers and Directors in aggregate to purchase 3,957,142 ADSs under the Amended Plan, and annual discretionary bonuses for Officers of $472,500 in aggregate.

The Company was required to issue to the Investor, effective as of March 13, 2022, the 136th day following the consummation of the Merger (as defined below) (i) Series A Warrant to purchase 4,276,252 ADSs (the “Series A Warrant”) (ii) Series B Warrant to purchase 4,276,252 ADSs (the “Series B Warrant”) and (iii) Series C Warrant to purchase 2,389,670 ADSs (“Series C Warrant” and, together with the Series A Warrant and Series B Warrant, the “Investor Warrants”). The exercise price for the Investor Warrants is $3.98 per ADS, with Series A Warrant having a five-year maturity, and Series B Warrant and Series C Warrant having a two-year maturity. The Company has the right to require the mandatory exercise of the Series C Warrant, subject to an effective registration statement being in place for the resale of the shares underlying such warrants and the satisfaction of equity market conditions, as defined in the Series C Warrant. As of the financial statement filing date, the registration statment was declared effective by the SEC, but not all of the market related conditions were met. Upon the exercise of the Series C Warrant in full, the Investor would also be granted an additional Series A Warrant to purchase 2,389,670 ADSs and an additional Series B Warrant to purchase 2,389,670 ADSs at an exercise price of $3.98 per ADS.

Effective as of March 13, 2022, the Company exchanged 2020 Noteholders’ warrants for warrants on the same terms as the Investor Exchange Warrant issued on the Merger date, exercisable for 367,356 ADSs, in the aggregate, at the exercise price of $3.98 per ADS.

On October 28, 2021, Cellect completed the business combination with Quoin Inc. in accordance with the terms of the Merger Agreement, by and among Cellect, Quoin Inc. and Merger Sub, which was a wholly-owned subsidiary of Cellect, pursuant to which Merger Sub merged with and into Quoin Inc., with Quoin Inc. surviving as a wholly-owned subsidiary of Cellect (the “Merger”). Immediately after completion of the Merger, Cellect changed its name to “Quoin Pharmaceuticals Ltd.”  We have accounted for the transaction as a reverse recapitalization with Quoin Inc. as the accounting acquirer. Because Quoin Inc. is the accounting acquirer, its historical financial statements became our historical financial statements and such assets and liabilities continued to be recorded at their historical carrying values. The impact of the recapitalization has been retroactively applied to all periods presented.

In addition, on October 28, 2021, Cellect sold the entire share capital of its subsidiary, Cellect Biotherapeutics Ltd., which essentially included all of Cellect’s then existing net assets, to EnCellX Inc. (“EnCellX”), a newly formed U.S. privately held company based in San Diego, CA (the “Share Transfer”), pursuant to an Amended and Restated Share Transfer Agreement. We have no interests in EnCellX subsequent to the closing of the Merger.

On October 28, 2021, we also completed the private placement transaction with an investor (the Investor”) for an aggregate purchase price of approximately $17,000,000 (comprised of the set off of approximately $5,000,000 of notes issued in connection with the bridge loan that the Investor previously made to Quoin Inc. (the “Bridge Financing”) and approximately $12,000,000 in cash from the Investor (the “Primary Financing”).

Components of Our Results of Operations

Operating Expenses

Our current operating expenses consist of two components – research and development expenses, and general and administrative expenses.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses include personnel costs associated with research and development activities, including third-party contractors to perform research, conduct clinical trials and manufacture drug supplies and materials. We utilize outside consultants and third parties to conduct the majority of our research and development, under the supervision of our management team.

Future research and development expenses may include:

•	employee-related expenses, such as salaries, bonuses and benefits, consultant-related expenses, share-based compensation, overhead related expenses and travel related expenses for our research and development personnel;

•	expenses incurred under agreements with CROs, as well as consultants that support the implementation of the clinical studies described above;

•	manufacturing and packaging costs in connection with conducting clinical trials and for stability and other studies required to support the NDA filing as well as manufacturing drug product for commercial launch;

•	formulation, research and development expenses related to QRX003; and other products we may choose to develop; and

•	costs for sponsored research.

Research and development activities will continue to be central to our business plan. Products in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect our research and development expenses to be significant over the next several years as personnel and compensation costs increase and we conduct late-stage clinical studies and prepare to seek regulatory approval for QRX003 and any other future product.

The duration, costs and timing of clinical trials of QRX003 and any other future product will depend on a variety of factors that include, but are not limited to:

•	the number of trials required for approval;

•	the per patient trial costs;

•	the number of patients that participate in the trials;

•	the number of sites included in the trials;

•	the countries in which the trial is conducted;

•	the length of time required to enroll eligible patients;

•	the number of doses that patients receive;

•	the drop-out or discontinuation rates of patients;

•	the potential additional safety monitoring or other studies requested by regulatory agencies;

•	the duration of patient follow-up;

•	the timing and receipt of regulatory approvals; and

•	the efficacy and safety profile of our product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for the founders and executive officers, professional fees and other corporate expenses, including significant costs incurred in 2021 in connection with the Merger and associated regulatory filings.

We anticipate that our general and administrative expenses will increase in the future to support our continued research and development activities. These increases will likely include increased costs related to the hiring of personnel, including compensation and employee-related expenses, and fees to outside consultants, lawyers and accountants. Additionally, we anticipate increased costs associated with being a public company, including compliance with The Nasdaq Capital Market and SEC requirements, insurance and investor relations costs.

Other Expenses

Other expenses consist primarily of non-cash costs associated with the financing arrangements entered into during 2020 and 2021, including fair value adjustments to notes payable and warrants and interest expense associated with debt instruments. The majority of such costs will cease upon conversion of the debt instruments and exchange of the warrants, most of which occurred at the Merger date.

Results of Operations -- Three months ended March 31, 2022 compared to three months ended March 31, 2021

The following table sets forth our results of operations for the three months ended March 31, 2022, compared to the three months ended March 31, 2021:

	Three months ended March 31,
	2022	2021	Change
Operating Expenses
General and administrative	$1,588,470	$744,973	$843,497
Research and development	587,569	56,788	530,781
Total operating expenses	2,176,039	801,761	1,374,278
Other Expenses
Settlements of accounts payable	(416,000)	—	(416,000)
Fair value adjustments to debt	—	500,000	(500,000)
Warrant liability expense (income)	(77,237)	2,446,513	(1,729,032)
Financing expense	—	90,000	(90,000)
Interest expense	—	65,597	(65,597)
Total other expenses (income)	(493,237)	3,102,110	(3,602,390)
Net loss	$(1,682,802)	$(3,903,871)	$(1,426,351)

General and Administrative Expenses

General and administrative expenses were approximately $1,600,000 and $700,000, in the three months ended March 31, 2022 and 2021, respectively, representing an increase of $800,000, or 113%. The increase was primarily due to the build up of the company infrastructure post the Merger and the increased costs of becoming a public company.

Research and Development Expenses

Our research and development expenses during the three months ended March 31, 2022 and 2021 were approximately $590,000 and $57,000, respectively, representing an increase of $530,000, or approximately 935%. The increase was primary due to increased expenditures on our development programs following the completion of our financings in October 2021, including work related to the filing of our IND for QRX003 in March 2022. Also, included in the 2022 expenses were approximately $113,000 of compensation costs related to managing the development programs. We expect to significantly increase our research and development efforts by conducting the remaining studies necessary for the development and approval of QRX003, see “Components of Our Results of Operations – Research and Development Expenses” above.

We amortize licensed or acquired intellectual property over its expected useful life, included in research and development expenses set out above. The license from Skinvisible was obtained in October 2019, see “Research and Development, Patents and Licenses." Amortization of intangible assets was $26,000 in each of the three months ended March 31, 2022 and 2021.

Other Expenses:

Interest Expense

In the fourth quarter of 2020, we issued convertible promissory notes in an initial bridge financing with an aggregate face value of $1,213,333 (the “2020 Notes”) with a 20% coupon interest. In 2021, we issued additional convertible promissory notes in a subsequent Bridge Financing (the “Bridge Notes”) with an aggregate face value of $5,000,000 with a 15% coupon interest.

Interest expense was $0 and $66,000 in the three months ended March 31, 2022 and 2021 respectively. Interest on the Bridge Notes was paid in October 2021 upon closing of the Primary Financing, and interest on the 2020 Notes did not accrue after October 2021 but remained unpaid and included as a liability on our consolidated balance sheet as of December 31, 2021 a portion of which was paid in the three months ended March 31, 2022. See “Liquidity and Capital Resources.”

Fair value adjustment to convertible notes payable

We elected to value the 2020 Notes and the Bridge Notes at fair value, which was remeasured at each reporting period. In the three months ended March 31, 2021 we incurred a fair value adjustment of $500,000 related to the Bridge Notes. The Bridge Notes and 2020 Notes were converted into equity in October 2021 on the closing of the Primary Financing.

Warrant liability expense

We record our warrants determined to require liability treatement at fair value, which was remeasured at each reporting period. In the three months ended March 31, 2022, and March 31, 2021 we incurred a fair value gain of ($77,000) related to the warrants associated with the 2020 Notes, and expense of $2,400,000 related to the warrants associated with the 2020 Notes and the Bridge Notes, respectively. The Bridge Note warrants which were exchanged for the Investor Exchange Warrant (as defined below) with a fixed exercise price of $3.98 per share and reclassified as an equity instrument in October 2021 upon closing of the Primary Financing. The 2020 Note warrants were exchanged for warrants on the same terms as the Investor Exchange Warrant and reclassified as an equity instrument in March 2022.

Forgiveness of Trade Payable

In our balance sheet as of December 31, 2021 we had a liability of $584,000 representing amounts due to an investor relations firm for services commencing in 2017. In May 2022 we entered into a settlement with such firm to decrease the liability to $168,000 which resulted in $416,000 of income recognized in the three months ended March 31, 2022.

Net Loss

We recorded a net loss of approximately $2,500,000 in for the three months ended March 31, 2022, as compared to a net loss of $3,900,000 for the three months ended March 31, 2021, representing an decrease of approximately of $1,400,000. The decrease was primarily due to financing related charges aggregating $3,100,000, including warrant expense of $2,400,000, in the three months ended March 31, 2021 compared to $720,000 in the three months ended March 31, 2021, as well as other income recognized in the settlement of accounts payable in the three months ended March 31, 2022, partially offset by increases in research and development expense and general and administrative expense in the three months ended March 31, 2022 as the Company used more resources to develop and implement its business plan.

Equity-Based Compensation Expense

Quoin Inc. did not have a share incentive plan from inception up to March 31, 2022. Upon closing of the Merger in October 2021, options held by former Cellect option holders under Cellect Ltd. Employee Shares Incentive Plan (the “2014 Plan”) fully vested and expire between January and October 2022. The 2014 Plan was amended and restated and initial grants were made to our Company officers and directors, approved at our Company Annual General Meeting of shareholders held on April 12, 2022.

Income Taxes

For the three months ended March 31, 2022 and 2021, no income tax expense or benefit was recognized. Our deferred tax assets are comprised primarily of net operating loss carryforwards. We maintain a full valuation allowance on our deferred tax assets since we have not yet achieved sustained profitable operations. As a result, we have not recorded any income tax benefit since our inception.

Liquidity and Capital Resources

We expect to continue to incur significant and increasing operating losses at least for the foreseeable future. We do not expect to generate product revenue unless and until we successfully complete development of and obtain regulatory approval for QRX003, or any other future products. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of planned clinical trials and our expenditures on other research and development activities. We anticipate that our expenses will continue to increase substantially in 2022 as we advance the clinical development of QRX003 and begin to operate as a publicly traded company.

Future Funding Requirements

The Company expects to receive additional funding through the mandatory exercise provision of the Series C Warrant issued to the Investor as of March 13, 2022 which would result in proceeds of approximately $9,500,000 . In the event the requirements of the mandatory exercise provision of such warrant are not met, the Company has a written commitment from the Investor to provide funding equal to the $9,500,000 expected upon exercise of the Series C Warrant, at prevailing market rates. As such, the Company believes that it has sufficient resources to affect its business plan for at least one year from the issuance of its consolidated financial statements. The Company is also in the process of discussing a line of credit with a bank which has not yet been closed as of May 23, 2022 and is likely to be conditional on additional equity funding which could be satisfied by the aforementioned Investor funding, as well as the achievement of clinical development milestones.

We will need to obtain further funding through public or private offerings of our capital stock, debt financing, collaboration and licensing arrangements or other sources, the requirements for which will depend on many factors, including:

•	the scope, timing, rate of progress and costs of our drug development efforts, preclinical development activities, the timing of laboratory testing and clinical trials for our product candidates;

•	the number and scope of clinical programs we decide to pursue;

•	the cost, timing and outcome of preparing for and undergoing regulatory review of our product candidates;

•	the scope and costs of development and commercial manufacturing activities;

•	the cost and timing associated with commercializing our product candidates, if they receive marketing approval;

•	the extent to which we acquire or in-license other product candidates and technologies;

•	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	our ability to establish and maintain collaborations on favorable terms, if at all;

•	our efforts to enhance operational systems and our ability to attract, hire and retain qualified personnel, including personnel to support the development of our product candidates and, ultimately, the sale of our products, following FDA approval;

•	our implementation of operational, financial and management systems; and

•	the costs associated with being a public company.

Adequate additional funding may not be available to us on acceptable terms, or at all. If we are unable to raise capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of QRX003, any future product, or potentially discontinue operations.

To the extent that we raise additional capital through the sale of our equity or convertible debt securities, and pursuant to the exercise of warrants issued to our investors in connection with the 2020 Notes, the Bridge Financing and the Primary Financing, the ownership interest of our equity holders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our equity holders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or proposed products, or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our drug development or future commercialization efforts or grant rights to develop and market any future product that we would otherwise prefer to develop and market ourselves.

Summary Statement of Cash Flows

As of March 31, 2022, we had approximately $5,200,000 in cash.

The table below presents our cash flows for the three months ended March 31, 2022 and 2021:

	Three months ended March 31.
	2021	2022
Net cash used in operating activities	$(413,726)	$(2,093,588)

Net cash used in investing activities	(142,500)	(50,000)

Net cash provided by (used in) financing activities	1,309,977	(150,000)

Net increase (decrease) in cash	$753,751	$(2,293,558)

Operating Activities

Net cash used in operating activities was approximately $2,100,000 and $400,000 for the three months ended March 31, 2022 and 2021, respectively. The increase in 2022 was primarily due to the increase in research and development and general and administrative expenses, including significant expenses incurred in connection with becoming a public company and increased compensation costs, as well as a pay-down of accounts payable from 2021 and partial pay-down of accrued interest on the 2020 Notes.

Investing Activities

Net cash used by investing activities was $50,000 and $143,000 in the three months ended March 31, 2022 and 2021, respectively, each representing payments under the Skinvisible license agreement

Financing Activities

Net cash (used by) financing activities was $150,000 for the three months ended March 31, 2022 repesenting repayments of amounts due to officers at the aggregate rate of $50,000 per month. Net cash from financing activities in the three months ended March 31, 2021 was $1,300,000, primarily representing net proceeds received from the Bridge Financing.

2020 Notes

On October 2, 2020, Quoin Inc. commenced an offering of promissory notes (the “2020 Notes” or “Convertible Notes Payable”) and warrants. The 2020 Notes were issued at a 25% original issue discount and bear interest at a rate of 20% per annum. The 2020 Notes are due one year from their respective dates of issuance. In October through December 2020, Quoin Inc. received an aggregate of approximately $910,000 pursuant to this offering, resulting in the issuance of 2020 Notes with an aggregate face value of $1,213,313 and an original issue discount of $303,333. Approximately 23% of such financing was received from parties who are related to or affiliated with members of Quoin Inc.’s board of directors. No additional funding from the 2020 Notes was received in the year ended December 31, 2021.

Based upon the terms agreed to in March 2021 in the Primary Financing, the 2020 Notes were mandatorily convertible into 64,784 ADSs in connection with the Primary Financing, subject to adjustment.

The noteholders also were entitled to receive warrants exercisable at any time after the issuance date for a number of shares of Quoin Inc.’s common stock that equates to 100% of the “as if converted” shares as if the 2020 Notes principal and interest were convertible at the lowest price any securities are sold, convertible, or exercisable into in the Primary Financing or the next round of financing (whichever is lower).

After entering into the Merger Agreement in March 2021, the terms of the warrants became measurable and were exercisable for 367,356 ADSs at an initial exercise price of $3.98 per share. The Company determined that these warrants met the criteria to be recorded as a liability instrument. Each holder agreed to exchange its warrant for the warrant (an “Exchange Warrant”) with substantially the same terms as an Investor Exchange Warrant and with a number of shares issuable upon the exercise of an Exchange Warrant as upon the exercise of the original warrant and the same exercise price as under the original warrant and a contractual term of 5 years. The Exchange Warrants have been determined to warrant equity classification and, as such only the fair value change through the exchange date is included in warrant liability expense in the Company’s statement of operations.

At the closing of the Merger, 64,784 ADSs were issued upon the conversion of the principle of the Convertible Notes Payable. In addition, effective as of March 13, 2022, the Company exchanged noteholders’ warrants for warrants on the same terms as the Investor Exchange Warrants exercisable for 367,356 ADSs, in the aggregate, at the exercise price of $3.98 per ADS.

In December 2021, the Company concluded that the calculation of ADSs due to the 2020 Noteholders did not account for accrued interest due when the ADSs were issued. The Company reached cash settlements with, and plans to issue additional ADSs to, the 2020 Noteholders to account for this. The estimated amount required to settle these obligations was determined to be approximately $744,000 at December 31, 2021 and is included in accrued liabilities in the consolidated balance sheet. A total of $312,000 was paid to two of the five 2020 Noteholders during the three months ended March 31, 2022, and the remaining liability of $432,000 is included in Accrued Interest in the Company’s consolidated balance sheet as of March 31, 2022.

Interest expense, at the stated interest rate, recognized in the three months ended March 31, 2022 and 2021 was approximately $0 and $66,000, respectively.

Bridge Financing

In connection with the Merger Agreement and the Securities Purchase Agreement (described below), Quoin Inc. entered into a “Bridge Purchase Agreement” on March 24, 2021 with the Investor, pursuant to which the Investor agreed to purchase, and Quoin Inc. agreed to issue notes (the “Bridge Notes”) in the aggregate principal amount of up to $5,000,000 in exchange for an aggregate purchase price of up to $3,800,000 together with warrants. The Bridge Notes were purchased in three closings: (i) the first purchase of $2,000,000 on March 25, 2021 (Quoin Inc. received proceeds of $1,500,000 less fees of $90,000); (ii) the second purchase of $1,700,000 in April 2021 (Quoin Inc. received proceeds of $1,250,000); and (iii) a third purchase of $1,300,000 in May 2021 (Quoin Inc. received proceeds of $1,000,000 less fees of $185,000). The Bridge Notes were secured by a lien on Quoin Inc.’s current and future assets, were senior to all other outstanding and future indebtedness of Quoin Inc. and included covenants limiting future indebtedness, among others.

The Bridge Notes were issued with a 25% original issue discount, at an interest rate of 15% per annum and had a maturity date of the earliest to occur of: (i) December 25, 2021, (ii) the date on which Quoin Inc.’s equity is registered under the Exchange Act or is exchanged for equity so registered or (iii) immediately prior to the closing of the Merger

The Bridge Notes were offset against the purchase price under the Securities Purchase Agreement related to the Primary Financing and converted into 1,257,721 ADSs (including shares held in escrow for the benefit of the Investor) upon the closing of the Primary Financing. The accrued interest amounting to $393,611 was paid in cash. Interest expense, at the stated interest rate, recognized in the year ended December 31, 2021 was $393,611. Interest expense, at the stated interest rate, recognized in the three months ended March 31, 2022 and 2021 was $0 and $4,900, respectively.

Upon the funding of each Bridge Note tranches described above, the Investor received warrants (the “Bridge Warrants”) to purchase a number of shares of Quoin Inc.’s common stock equal to the aggregate principal amount of the Bridge Notes. Upon the closing of the Primary Financing, the Bridge Warrants were exchanged for the Investor Exchange Warrant as described below.

Primary Financing

On October 28, 2021, the Company completed the private placement transaction with the Investor for an aggregate purchase price of approximately $17,000,000 (comprised of (x) the set off of approximately $5,000,000 of Bridge Notes, and (y) approximately $12,000,000 in cash from the Investor) (the “Primary Financing”), and the Investor paid the Company approximately $11,504,000, which was net of $393,611 in accrued interest on the Bridge Notes. The Company incurred an additional approximate $1,000,000 in costs associated with the Primary Financing, which resulted in the net proceeds of approximately $10,100,000. The Company issued 4,276,252 ADSs to the Investor, consisting of 833,773 delivered to the Investor on or after the Merger closing and 3,442,479 initially held in an escrow account for the benefit of the Investor as per the terms of the Securities Purchase Agreement. All such escrow shares were released to the Investor prior to December 31, 2021.

In addition, pursuant to the terms of the Securities Purchase Agreement related to the Primary Financing, Quoin Ltd. issued to the Investor warrants to purchase 1,238,429 ADSs (the “Investor Exchange Warrant”) at an exercise price of $3.98 per ADS, in exchange for Bridge Warrants. The Investor Exchange Warrant and ordinary shares represented by ADSs underlying the Investor Exchange Warrant were registered with the SEC on the Registration Statement on Form F-4. An amendment to the Investor Exchange Warrant was entered into in September 2021, which replaced reset provisions with a fixed number of shares and exercise price.

Quoin Ltd. also issued to the Investor, effective as of March 13, 2022, the 136th trading day following the consummation of the Merger (i) Series A Warrant to purchase 4,276,252 ADSs (the “Series A Warrant”) (ii) Series B Warrant to purchase 4,276,252 ADSs (the “Series B Warrant”) and (iii) Series C Warrant to purchase 2,389,670 ADSs (“Series C Warrant” and, together with the Series A Warrant and Series B Warrant, the “Investor Warrants”). The exercise price for the Investor Warrants is $3.98 per ADS, with Series A Warrant having a five-year maturity and Series B Warrant and Series C Warrant having a two-year maturity. The Company has the right to require the mandatory exercise of the Series C Warrant, subject to an effective registration statement being in place for the resale of the shares underlying such warrants and the satisfaction of equity market conditions as defined in the Series C Warrant. As of the financial statement filing date,such registration statement on Form F-1was declared effective by the SEC, but not all of the market related conditions were met. In the event the requirements of the mandatory exercise provision of such warrant are not met (see Note 5), the Company has a written commitment from the Investor to provide funding equal to the $9,500,000 expected upon exercise of the Series C Warrant, at prevailing market rates. As of April 13, 2022, not all of the market related conditions were met. Upon the exercise of the Series C Warrant in full, the Investor will be granted an additional Series A Warrant to purchase 2,389,670 ADSs and an additional Series B Warrant to purchase 2,389,670 ADSs at an exercise price of $3.98 per ADS.

Research and Development, Patents and Licenses

We devote substantial research and development resources to developing new products.

Skinvisible:

On October 17, 2019, Quoin Inc. entered into an exclusive license agreement with Skinvisible Inc. (“Skinvisible”), pursuant to which Skinvisible granted a license to use certain patented technology for the development of products for commercial sale in the orphan rare skin disease field, and for the use of a proprietary polymer deliver system technology. This technology is currently being used in the development of QRX003. In exchange for the license, Quoin Inc. agreed to pay Skinvisible $1,000,000, as well as development and sales milestone payments and a single digit royalty on all net sales, as defined.

The development milestones required payments upon achieving development milestones for the first Rare Skin Disease drug product developed using the licensed technology and the first two Ketamine products, as defined. Payments were originally due upon successful completions of certain clinical milestones ($7,5000,000) and obtaining US and EU regulatory approval ($15,000,000). The sales milestones required for every licensed product commercialized by Quoin Inc. are $10,000,000 upon achievement of $100,000,000 in sales being achieved in the annual period; $25,000,000 upon achievement of $250,000,000 in sales and $50,000,000 upon the achievement of $400,000,000 in sales in an annual period. On January 27, 2021, Quoin Inc. and Skinvisible entered into an amendment which modified the clinical milestone payment requirements such that $750,000 would be payable to Skinvisible upon achievement of specified clinical milestones, and $21,750,000 upon regulatory approval in the U.S. and EU respectively. No development milestones, sales milestones or royalty payments were due through March 2022.

The agreement has a termination clause that is triggered if no product has commenced clinical testing 12 months after the date of the agreement or the latest subsequent amendment. On April 19, 2021, Quoin Inc. and Skinvisible entered into another amendment which established the development deadline as December 31, 2022. Should the Company not commence clinical testing as defined by the development deadline, the license agreement will terminate immediately except in certain circumstances as specified in the agreement.

The license fee was originally due in two equal installments of $500,000 payable no later than December 31, 2019 and June 30, 2020, which were not paid. The agreement was subsequently amended for payment due on July 31, 2020. On July 31, 2020, the agreement was amended to further extend the payment until September 30, 2020. On September 30, 2020, the agreement was again amended, requiring payment of the license fee only when outside financing is received, as defined in the agreement. On June 21, 2021, the parties entered into an additional amendment which modified the payment terms and required a payment of $107,500 on June 26, 2021, a payment of $250,000 within 10 days of the Primary Financing, and the remaining $250,000 upon the earlier of approval of an Investigatory New Drug application by the FDA or December 31, 2021. This amendment also eliminated the $750,000 clinical milestone payments described above and reduced the milestone payment upon regulatory approval of the product containing the Skinvisible technology in either the U.S. or E.U., whichever happens first to a total of $5,000,000. At March 31, 2022 , the license acquisition liability due was $200,000 which was paid in full in May 2022.

The major research and development vendors utilized by the Company include the following:

Quoin Inc. entered into three consulting agreements with Axella Research LLC (“Axella”) to provide regulatory and pre- clinical/clinical services with respect to QRX003 and QRX004. The combined fees of the three agreements are approximately $270,000, payable as milestones under the three agreements are met. Quoin Inc. has also engaged Axella for additional services pursuant to separate work orders. Further, Quoin Inc. has two options to pay the milestones due 1) one half in equity (at a pre-negotiated valuation) and one-half in cash or 2) entirely in cash, in which case a discount of approximately 20% would be applicable. We did not incur any expense for services provided or milestones met in the three months ended March 31,2 022 or 2021, and we have accrued expenses of $193,537 at March 31, 2022.

In November 2020, Quoin Inc. entered into a Master Service Agreement for an initial term of three years with Therapeutics Inc. for managing preclinical and clinical development for new products in the field of dermatology. The agreement required the execution of individual work orders. Quoin Inc. may terminate any work order for any reason with 90 days written notice subject to costs incurred through termination and a defined termination fee, unless there is a material breach by Therapeutics Inc. The first work order was entered into in late 2020 for a clinical study at an expected estimated cost of approximately $3,500,000 and expected timing through the first quarter of 2023. For the three months ended March 31, 2022, and March 31, 2021, the Company incurred a research and development expense under this agreement of approximately $185,000 and $0, respectively.

In November 2021, we entered into a commitment with Queensland University of Technology for research related services associated with Netherton Syndrome of approximately $250,000 for an expected period of eighteen months, of which an initial $25,000 expense was incurred in 2021. We did not incur any expense for the three months ended March 31, 2022.

Critical Accounting Policies and Use of Estimates

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to accrued expenses, valuation allowance on deferred tax assets and valuation of intangible assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Results may differ from these estimates due to actual outcomes being different from those on which we based our assumptions. These estimates and judgments are regularly reviewed by management on an ongoing basis at the end of each quarter prior to the public release of our financial results.

Critical accounting policies are those that, in management’s view, are most important to the portrayal of a company’s financial condition and results of operations and most demanding on their calls on judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. We believe our most critical accounting policies and estimates relate to:

Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates. Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. In addition, other factors may affect estimates, including: expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes and management must select an amount that falls within that range of reasonable estimates. Estimates are used in the following areas, among others: settlement of debt or other obligations, fair value of debt instruments and warrants, research and development expense recognition, intangible asset estimated useful lives and impairment assessments, allowances of deferred tax assets, contingency recognition, and cash flow assumptions regarding going concern considerations.

Long-lived assets:

Long-lived assets are comprised of acquired technology and licensed rights to use technology, which are considered platform technology with alternative future uses beyond the current products in development. Such intangible assets are being amortized on a straight-line basis over their expected useful life of 10 years.

The Company assesses the impairment for long-lived assets whenever events or circumstances indicate the carrying value may not be recoverable. Factors we consider that could trigger an impairment review include the following:

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business,

•	Significant underperformance relative to expected historical or projected development milestones,

•	Significant negative regulatory or economic trends, and

•	Significant technological changes which could render the platform technology obsolete.

The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value. During the three months ended March 31, 2022 and 2021, there were no impairment indicators which required an impairment loss measurement.

Research and development:

Research and development costs are expensed as incurred. Research and development expenses include personnel costs associated with research and development activities, including third-party contractors to perform research, conduct clinical trials and manufacture drug supplies and materials. The Company accrues for costs incurred by external service providers, including contract research organizations and clinical investigators, based on its estimates of service performed and costs incurred. These estimates include the level of services performed by third parties, patient enrollment in clinical trials when applicable, administrative costs incurred by third parties, and other indicators of the services completed. Based on the timing of amounts invoiced by service providers, the Company may also record payments made to those providers as prepaid expenses that will be recognized as expense in future periods as the related services are rendered.

Fair value of financial instruments:

The Company considers its cash, accounts payable, accrued expenses and the convertible and bridge notes payable to meet the definition of financial instruments. The convertible and bridge notes payable are recorded at fair value and the warrants are recorded at fair value. The carrying amounts of the remaining financial instruments approximated their fair values due to the short maturities.

The Company measures fair value as required by ASC Topic 820, Fair Value Measurements and Disclosures (“ASC Topic 820”). ASC Topic 820 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. ASC Topic 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

The significant estimates used in the determining the fair value of the 2020 Notes warrants were as follows:

	03/13/2022(1)	12/31/2021(1)
Stock price	$1.48	$1.82
Initial exercise price	$3.98	$3.98
Contractual Term	5.0	5.0
Volatility	91.5%	89.2%
Discount rate	1.94%	1.26%

(1)	The warrants issued during 2020 were not exchanged for fixed term warrants until March 13, 2022, therefore the existing warrants were still considered outstanding at December 31, 2021 and classified as a liability instrument up to the exchange date.

The significant estimates used in such calculation of the fair value of the warrants issued in connection with the Bridge Financing were as follows:

	Transaction Date	Merger Date
	March - May 2021	10/28/2021
Stock price	$3.98 (post exchange ratio)	$11.64 (post exchange ratio)
Initial exercise price	$3.98 (post exchange ratio)	$3.98 (post exchange ratio)
Contractual Term	5.0	5.0
Volatility	92%	89.2%
Discount rate	0.98%	1.18%

The following shows the movement of the warrant liability balance during 2021 and the three months ended March 31, 2022.

	Bridge Financing	2020 Note
	Warrants	Warrants
Beginning Balance January 1, 2021	$—	$—
Warrant value at issuance (recorded as warrant liability expense)	3,783,079	894,113
Change in Fair value of warrants	8,627,651	(520,514)
Reclassification of warrant liability to an equity instrument	(12,410,730)	—
Ending Balance December 31, 2021	$—	$373,599

Change in Fair value of warrants	—	(77,237)
Reclassification of warrant liability to an equity instrument	—	(296,362)
Ending Balance March 31, 2022	$—	$—

The Investor Exchange Warrant issued to the Investor on the Merger date was determined to be an equity-classified instrument, and accordingly the warrant liability on such date of $12,410,730 was reclassified to additional paid in capital. The Exchange Warrants issued to the 2020 Noteholders effective as of March 13, 2022 were determined to be an equity-classified instrument, and accordingly the warrant liability on such date of $296,262 was reclassified to additional paid in capital on that date.

New accounting pronouncements:

The Company has evaluated all recent accounting pronouncements and believes that none of them will have a material effect on the Company’s financial position, results of operations or cash flows except as discussed below.